NO ACT

PE
1-27-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09011548

March 27, 2009

Michael Pressman
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-27-09

Re: Schering-Plough Corporation
Incoming letter dated January 27, 2009

Dear Mr. Pressman:

This is in response to your letters dated January 27, 2009 and March 4, 2009 concerning the shareholder proposal submitted to Schering-Plough by Michael Loeb. We also have received a letter on the proponent's behalf dated February 25, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Michael Loeb

*** FISMA & OMB Memorandum M-07-16 ***

March 27, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Schering-Plough Corporation
Incoming letter dated January 27, 2009

The proposal relates to compensation.

There appears to be some basis for your view that Schering-Plough may exclude the proposal under rule 14a-8(f). We note your representation that Schering-Plough requested, but did not receive, documentary support indicating that the proponent had satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Schering-Plough omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Schering-Plough relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Schering-Plough

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07033 USA

March 4, 2009

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Schering-Plough Corporation -- Advisory Vote on Executive Compensation Proposal Submitted by Michael Loeb

Ladies and Gentlemen:

On behalf of Schering-Plough Corporation (the "Company"), we are writing to supplement our letter dated January 27, 2009 ("Initial Request"), requesting the Staff's concurrence that the shareholder proposal referenced above (the "Proposal"), submitted by Michael Loeb ("Proponent") may be excluded from the Company's proxy materials for its 2009 annual meeting of stockholders.

On February 27, 2009, the Company received correspondence from Michael Lapham on behalf of the Proponent, responding to the Company's Initial Request.

I. The Proponent failed to comply with the eligibility and procedural requirements of Rules 14a-8(b) and (f).

The Proponent states that on December 26, 2008 he sent via First Class U.S. Mail proof of ownership in the Company's securities to Susan Ellen Wolf, Secretary of Schering-Plough at the following address:

Susan Ellen Wolf, Secretary
Schering-Plough Corporation
2000 Galloping Hill Rd.
Kenilworth, NJ 07033

The Proponent also states that he subsequently "forwarded" an updated proof of ownership dated January 30, 2009 to the attention of the undersigned, Michael Pressman.

The Proponent does not state the method utilized to forward the January 30, 2009 proof ownership.

A. The Company did not receive the December 26, 2008 or the January 30, 2009 letters purportedly demonstrating proof of ownership in the Company's securities.

The Proponent states that he sent a letter on December 26, 2008 via U.S. First Class Mail and forwarded another letter on January 30, 2009. Schering-Plough never received the letter sent by the Proponent via U.S. First Class Mail to Susan Wolf on December 26, 2008 or the subsequent letter forwarded by the Proponent to Michael Pressman. *See* affidavits from Susan Ellen Wolf, Michael Pressman, Kathleen McGrath and Susan Kavcsak, attached as Exhibit 1.

In several places in Rule 14a-8 itself and in Staff Legal Bulletins 14 and 14C, the Staff establishes the principal that a shareholder bears the burden of proof when attempting to demonstrate whether correspondence sent by a shareholder was received by a company. Most notably, in Section G.4 of the Staff Legal Bulletin 14 (July 13, 2001), the Staff states that "a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice." In Section F of Staff Legal Bulletin 14C, the Staff further clarifies, "[a] shareholder proponent is encouraged to submit a proposal or a response to a notice of defects by a means that allows him or her to determine when the proposal or response was received by the company, such as by facsimile." *See also* ("[i]n order to avoid controversy, shareholders should submit their proposal by means, including electronic means, that permit them to prove that date of delivery") Rule 14a-8(e)(1); ("[a] shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices") Section C.3.d of Staff Legal Bulletin 14; ("[b]efore submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices") G.1 of Staff Legal Bulletin 14.

As the Staff is aware, U.S. First Class Mail does not provide a means by which the Proponent can demonstrate that he responded to the Company's request for proof of ownership. Since it is the Proponent's choice as to how he sends information to the Company (such as the requisite proof of his ownership), he correctly should bear the burden of proving that the response was postmarked or electronically submitted within 14 days of receiving the Company's notice. As the Staff notes in Staff Legal Bulletin 14C, the Proponent could have faxed the letter (as provided in the Company's 2008 proxy), emailed the letter, or even mailed the letter via certified mail to track the letter that the Proponent sent. The Proponent failed to undertake any of these measures and has not provided any other evidence demonstrating that the December 26, 2008 or the January 30, 2009 letters were sent or received by the Company.

Ultimately, as noted in Rule 14a-8 and Staff Legal Bulletins 14 and 14C, the burden of proof must lie with the Proponent since he or she controls the means to allow him or her to determine when the response was received by the Company. Here, where the Company attests that it did not receive either letter and the Proponent cannot demonstrate that he sent or the Company received the letters proving ownership, the Proponent must bear the consequences of his decision regarding how to send his proof of ownership to the Company.

In letters where the Staff has allowed companies to exclude proposals as untimely submitted, the Staff has placed the burden of proof on the proponent to demonstrate that he or she submitted the proposal in a timely fashion. Although these no-action letters allow for exclusion under Rule 14a-8(e)(2), we believe the same principles apply under the Rule 14a-8(b) and (f) arguments since the burden of proof is ultimately on the proponent to demonstrate that he or she provided a response within 14 days of receiving the proposal. In *Warwick Valley Telephone Company* (February 23, 2003) ("Warwick") (the Staff allowed the Company to exclude a proposal under Rule 14a-8(e)(2) even though the proponent sent the proposal via certified mail and the post office lost tracking records and the proponent wrote in to claim that the company did not provide sufficient proof (*e.g.*, receipt, time stamp or affidavit) that the proposal was received late). *See also 99[cents] Only Stores* (April 24, 2002) (Staff agreed with 99[cents] Stores that it could exclude a proposal under Rule 14a-8(e)(2) because the company attested that it never received a proposal that a proponent claimed that it had submitted); *Viacom* (March 10, 2003) (the Staff agreed with Viacom that a proposal was untimely based on a company affidavit that it did not receive a facsimile from the proponent and received the proposal via regular mail after the deadline for submitting proposals).

Similar to *Warwick* where there was a dispute over the facts between the company and the proponent and the Staff ultimately granted Warwick's request for relief because the proponent failed to meet is burden of proof in demonstrating it mailed the proposal within the requisite time period and based on the repeated statements in Staff Legal Bulletins 14 and 14C that the proponent should respond to a company's notice of defect by a means to allow a proponent to determine when the response was received by the company, the Proponent bore the risk when choosing to send the December 26, 2008 and January 30, 2009 letters through a means that could not be tracked. Since the Company never received either letter and the Proponent cannot prove that he sent or the Company received the letters, the Company should be allowed to exclude the Proposal because the Proponent failed to provide proof of ownership in the Company's securities within 14 days of receiving the Company's notice of deficiency.

B. Assuming the Proponent did send and forward the December 26, 2008 and January 30, 2009 letters to the Company, he sent the letters to an incomplete address.

The Proponent's affidavit indicates that he used an incomplete mailing address for mailing his proof of ownership. The Proponent did not use the mailing address set forth in the proxy statement for Schering-Plough's 2008 annual meeting of shareholders filed on April 23, 2008. The relevant page of the proxy is attached as *Exhibit* 2. Specifically, the Proponent failed to include the Mail Stop number in his correspondence. The proxy statement states that shareholder proposals must be sent to:

Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Mail Stop: K-1-4-4525
Kenilworth, New Jersey 07033
Phone: 908-298-3636
Fax: 908-298-7303

Section C.3(c) of Staff Legal Bulletin 14 states that proposals must be received at the company's principal executive offices and shareholders can find this address in the company's proxy statement. Further, the Staff Legal Bulletin states that if a proposal is sent to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement. In the instant case, the Mail Stop number is particularly important because the Company's principal executive offices consist of a 107 acre compound with approximately 3,800 employees and at least 15 separate structures. That is why the Company provided a direct mailing address for the Office of the Corporate Secretary with a Mail Stop as well as a fax number.

In *Xerox Corporation* (May 2, 2005), the Staff acknowledged the importance of sending proposals and correspondence to specific addresses when it allowed Xerox to exclude a proposal that was sent to a fax number of the Treasury Department even though it was in the same building but on a different floor of the principal executive officers. In *Alcoa Inc.* (January 12, 2009), the Staff allowed Alcoa to exclude a proposal that was faxed to another branch office and emailed to the Investor Relations group rather than the Corporate Secretary's office. *See also New York Community Bancorp, Inc.* (August 8, 2007) (Staff allowed NY Community Bancorp to exclude a proposal where the Staff noted in particular that proponent did not obtain a correct facsimile number for submitting proposal).

Similar to *Xerox, Alcoa* and *NY Community Bancorp* where the proponents failed to properly submit their proposals and related correspondence to the proper facsimile or email address, in the instant case, the Proponent also failed to send his response to the proper address, including the specific Mail Stop. Since the Company's headquarters consists of a 107 acre compound containing at least 15 structures and has approximately 3,800 employees, a Mail Stop functions in much the same way as a facsimile number. As the Staff noted in Section F of Staff Legal Bulletin 14C, when providing a proposal or response via facsimile the burden is on the Proponent to ensure the information is correct and to look to the proxy for the correct information:

> the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submissions...As such,

> shareholder proponents should use the facsimile number for submitting proposals that the company disclosed in its most recent proxy statement.

In the instant case, the Proponent should have ensured that he had the correct mailing address by looking at the Company's proxy which clearly and accurately included the entire mailing address, including the Mail Stop.

Since the Proponent failed to send the requisite proof of ownership to the correct address as clearly stated in its 2008 proxy statement and the Company never received either the December 26, 2008 or the January 30, 2009 letters, the Proposal is excludable under Rule 14a-8(b) and (f).

C. The January 30, 2009 letter was not timely submitted.

Rule 14a-8(f) requires that Proponent respond to a notice of defect no later than 14 calendar days from the date the Company's notification is received. The 14 calendar day period to respond started to run from January 6, 2009, the date we have proof of delivery to the Proponent. *See* Exhibit 2 of our January 27, 2009 letter to the Staff. We were also directed in the Proponent's first incoming letter to send all copies of correspondence to Michael Lapham. A copy of the notice was also received by Mr. Lapham on January 6, 2009. *See* Exhibit 2 of our January 27, 2009 letter to the Staff.

To be timely under Rule 14a-8(f), the Proponent's response must have been sent no later than January 20, 2009. The Proponent provides an affidavit that his response to the Company's notification dated January 30, 2009 was forwarded to Michael Pressman. As the Staff is aware, the fact that the Proponent was not in residence when the notice was sent does not provide an excuse for an untimely submitted proof of ownership, particularly where Proponent's representative also received the notice on January 6, 2009. Accordingly, this second response, if sent at all, was not sent in a timely matter.

D. The content of the December 26, 2008 and January 30, 2009 letters do not demonstrate valid proof of ownership.

For a shareholder response to validly prove eligibility pursuant to Rule 14a-8(b)(2)(i), the shareholder must submit a written statement from the "record" holder of the securities verifying that, that at the time the proposal was submitted the shareholder continuously held the securities for at least one year.

The letters from Citigroup Smith Barney that Proponent states he sent on December 26, 2008 and forwarded on January 30, 2009 do not indicate whether Citigroup Smith Barney is the "record" holder of the shares. For instance, we do not know if Citigroup Smith Barney is a record holder, an investment adviser or has some other relationship to the Proponent. Section C.1(c)(1) of Staff Legal Bulletin 14 states:

> (1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before

> submitting the proposal demonstrate sufficiently continuous ownership of the securities?
>
> The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

Accordingly, the letters, if the Company had received them, would have been insufficient to verify Proponent's ownership of the Company's securities.

Further, the letter the Proponent states that he sent is stamped:

> The information contained herein was prepared by the undersigned for informational purposes only and does not represent an official statement of your account at the firm. Please refer to your monthly statements for a complete record of your transactions, holdings and balances.

Due to the fact that the letter is "for informational purposes only" and "does not represent an official statement", it would not constitute verification of Proponent's eligibility pursuant to Rule 14a-8 since the Company would not be able to rely on the veracity and correctness of the information provided.

Accordingly, even if the Company had received the letters, the letters would have been insufficient proof of ownership in the Company's securities.

II. With respect to the substantive grounds for exclusion set forth in our Initial Request, we continue to believe that the Proposal is excludable on those bases.

* * *

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials, and we request confirmation that the Staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal. Should the Staff have any questions in the meantime, please feel free to call Michael Pressman at (908) 298-7119 or Grace K. Lee at (818) 370-2910 or Meredith B. Cross, of WilmerHale, the Company's outside securities counsel, at (202) 663-6644.

Sincerely,

Michael Pressman

Grace K. Lee

cc: Meredith Cross, WilmerHale
Richard Koppes, Independent Overseer for Schering-Plough Say-on-Pay Survey
Mike Lapham, Responsible Wealth
Michael Loeb, Proponent
Susan Ellen Wolf, Corporate Secretary

EXHIBIT 1

AFFIDAVIT OF SUSAN ELLEN WOLF

I, Susan Ellen Wolf, being of full age, certify as follows:

1. I am the Corporate Secretary, Vice President - Corporate Governance, and Associate General Counsel for Schering-Plough Corporation ("Schering-Plough" or the "Company").

2. I submit this affidavit in support of: (a) Schering-Plough's letter of January 27, 2009 in which the Company notified the Securities and Exchange Commission ("SEC") of the Company's intention to exclude from its proxy materials for its 2009 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Michael Loeb (the "Proponent"); and (b) the Company's letter of March 4, 2009 to the SEC, which is the Company's response to Michael Lapham's February 25, 2009 letter to the SEC.

3. I have reviewed a letter that the Proponent's representative, Michael Lapham, sent to the SEC on February 25, 2009 (the "February 25, 2009 letter"), along with its attachments, in which Mr. Lapham alleges that on: (a) December 26, 2008, the Proponent mailed to me proof that he was eligible to submit the Proposal under Rules 14a-8(b) and (f); and (b) January 30, 2009, the Proponent sent Michael Pressman, Senior Securities Counsel at Schering Plough, proof that the Proponent was eligible to submit the Proposal under Rules 14a-8(b) and (f) of the Securities and Exchange Act of 1934.

4. As a matter of course, my executive assistant, Kathleen McGrath, opens all letters, mail, packages, or parcels addressed to me at the Company and thereafter gives them to me in my office.

5. Ms. McGrath never gave me any letter(s), mail, packages, or parcels from the Proponent on or around December 26, 2009. Additionally, until I read Mr. Lapham's February

25, 2009 letter to the SEC, I had not seen the December 26, 2008 letter purportedly sent to me by the Proponent.

6. To this day, I have never seen any letter from Mr. Lapham purportedly sent to Mr. Pressman on January 30, 2009.

Signed this 4th day of March 2009 under the pains and penalties of perjury.

Susan Ellen Wolf

Sworn to and subscribed
before me this
4th day of March, 2009

MYRA A. McGINLEY
A Notary Public of New Jersey
My Commission Expires June 30, 2009

AFFIDAVIT OF MICHAEL PRESSMAN

I, Michael Pressman, being of full age, certify as follows:

1. I am Senior Securities Counsel for Schering-Plough Corporation ("Schering-Plough" or the "Company").

2. I submit this affidavit in support of: (a) Schering-Plough's letter of January 27, 2009 in which the Company notified the Securities and Exchange Commission ("SEC") of the Company's intention to exclude from its proxy materials for its 2009 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Michael Loeb (the "Proponent"); and (b) the Company's letter of March 4, 2009 to the SEC, which is the Company's response to Michael Lapham's February 25, 2009 letter to the SEC on behalf of the Proponent (the "February 25, 2009 letter").

3. I have reviewed the February 25, 2009 letter and its attachments in which Mr. Lapham alleges that on: (a) December 26, 2008, the Proponent mailed to Susan Ellen Wolf, Corporate Secretary of Schering-Plough, proof that he was eligible to submit the Proposal under Rules 14a-8(b) and (f); and (b) January 30, 2009, the Proponent sent me proof that the Proponent was eligible to submit the Proposal under Rules 14a-8(b) and (f) of the Securities and Exchange Act of 1934.

4. As a matter of course, my administrative assistant, Susan Kavcsak, opens all mail, packages, or parcels addressed to me at the Company and thereafter gives such letters, mail, packages, or parcels to me.

5. Ms. Kavcsak never gave me any letters, mail, packages, or parcels from Mr. Loeb on or around January 30, 2009. Furthermore, to this day, I have never seen any such letter from him dated January 30, 2009.

6. Additionally, until I read Mr. Lapham's February 25, 2009 letter to the

SEC and its attachments, I had not seen the December 26, 2008 letter purportedly sent by the Proponent to Susan Ellen Wolf.

Signed this 4th day of March 2009 under the pains and penalties of perjury.

Michael Pressman

Sworn to and subscribed
before me this
4th day of March, 2009

MYRA A. McGINLEY
A Notary Public of New Jersey
My Commission Expires June 30, 2009

AFFIDAVIT OF KATHLEEN MCGRATH

I, Kathleen McGrath, being of full age, certify as follows:

1. I am an employee of Schering-Plough Corporation ("Schering-Plough" or the "Company"). I serve as the executive assistant for the Corporate Secretary, Susan Ellen Wolf.

2. I submit this affidavit in support of: (a) Schering-Plough's letter of January 27, 2009 in which the Company notified the Securities and Exchange Commission ("SEC") of the Company's intention to exclude from its proxy materials for its 2009 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Michael Loeb (the "Proponent"); (b) the Company's letter of March 4, 2009 to the SEC, which is the Company's response to Michael Lapham's February 25, 2009 letter to the SEC on behalf of the Proponent (the "February 25, 2009 letter").

3. I have reviewed the February 25, 2009 letter and its attachments in which Mr. Lapham alleges that on: (a) December 26, 2008, the Proponent mailed to Susan Ellen Wolf, the Company's Corporate Secretary, proof that he was eligible to submit the Proposal under Rules 14a-8(b) and (f); and (b) January 30, 2009, the Proponent sent Michael Pressman, Senior Securities Counsel at Schering Plough, proof that the Proponent was eligible to submit the Proposal under Rules 14a-8(b) and (f) of the Securities and Exchange Act of 1934.

4. As a matter of course, I open all letters, mail, packages, or parcels addressed to the Corporate Secretary, Susan Ellen Wolf, at the Company and thereafter give them to her in her office.

5. I do not recall Ms. Wolf or the Corporate Secretary's Office ever receiving mail, packages, or parcels from the Proponent on or around December 26, 2009. Additionally, until I was presented with Mr. Lapham's February 25, 2009 letter and its attachments, I had not seen the December 26, 2008 letter purportedly sent by the Proponent to Ms. Wolf.

Signed this 4th day of March 2009 under the pains and penalties of perjury.

Kathleen McGrath
Kathleen McGrath

Sworn to and subscribed
before me this
4th day of March, 2009

Myra A McGinley

MYRA A. McGINLEY
A Notary Public of New Jersey
My Commission Expires June 30, 2009

AFFIDAVIT OF SUSAN KAVCSAK

I, Susan Kavcsak, being of full age, certify as follows:

1. I am a contractor on assignment to Schering of Schering-Plough Corporation ("Schering-Plough" or the "Company"). My employer is Update Legal. I am an administrative assistant in the Corporate Legal Department and, among others, I support Michael Pressman, Senior Securities Counsel at the Company.

2. I submit this affidavit in support of: (a) Schering-Plough's letter of January 27, 2009 in which the Company notified the Securities and Exchange Commission ("SEC") of the Company's intention to exclude from its proxy materials for its 2009 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Michael Loeb (the "Proponent"); and (b) the Company's letter of March 4, 2009 to the SEC, which is the Company's response to Michael Lapham's February 25, 2009 letter to the SEC on behalf of the Proponent (the "February 25, 2009 letter").

3. I have reviewed the February 25, 2009 letter and its attachments in which Mr. Lapham alleges that on: (a) December 26, 2008, the Proponent mailed to Susan Ellen Wolf, the Company's Corporate Secretary, proof that he was eligible to submit the Proposal under Rules 14a-8(b) and (f); and (b) January 30, 2009, the Proponent sent Michael Pressman, Senior Securities Counsel at Schering Plough, proof that the Proponent was eligible to submit the Proposal under Rules 14a-8(b) and (f) of the Securities and Exchange Act of 1934.

4. As a matter of course, I open all letters, mail, packages, or parcels addressed to Mr. Pressman at the Company and thereafter give them to him in his office.

5. I do not recall Mr. Pressman receiving any letter(s), mail, packages or parcels from the Proponent on or around January 30, 2009. Additionally, until I was presented with Mr.

Lapham's February 25, 2009 letter and its attachments, I had not seen the January 30, 2009 letter purportedly sent by the Proponent to Ms. Wolf.

Signed this 4th day of March 2009 under the pains and penalties of perjury.

Susan Kavcsak

Sworn to and subscribed before me this 4th day of March, 2009

MYRA A. McGINLEY
A Notary Public of New Jersey
My Commission Expires June 30, 2009

EXHIBIT 2

SOLICITATION OF PROXIES

Schering-Plough has retained Georgeson Shareholder Communications, Inc. to solicit proxies for a fee of $15,000, plus reasonable out-of-pocket expenses. Solicitation of proxies will be undertaken through the mail, in person, by telephone, the internet, and videoconference. Officers and employees of Schering-Plough may also solicit proxies. Costs of solicitation will be borne by Schering-Plough.

SHAREHOLDER INFORMATION

Shareholder Proposals for Inclusion in 2009 Proxy Statement

Schering-Plough encourages shareholders to contact the Office of the Corporate Secretary prior to submitting a shareholder proposal or any time they have concerns about Schering-Plough. At the direction of the Board, the Office of the Corporate Secretary acts as the corporate governance liaison to shareholders.

If any shareholder intends to present a proposal for inclusion in Schering-Plough's proxy materials for the 2009 Annual Meeting of Shareholders, such proposal must be received by Schering-Plough not later than the close of business at 5:00 p.m. (Eastern time) on December 24, 2008 for inclusion, pursuant to Rule 14a-8 under the Exchange Act, in Schering-Plough's proxy statement for such meeting. Such proposal also will need to comply with SEC regulations regarding the inclusion of shareholder proposals in Schering-Plough-sponsored proxy materials. In order to allow Schering-Plough to identify the proposal as being subject to Rule 14a-8 and to respond in a timely manner, shareholder proposals are required to be submitted to the Office of the Corporate Secretary as follows:

Office of the Corporate Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Mail Stop: K-1-4-4525
Kenilworth, New Jersey 07033
Phone: 908-298-3636
Fax: 908-298-7303

Other Shareholder Proposals for Presentation at the 2009 Annual Meeting of Shareholders

The By-Laws of Schering-Plough provide a formal procedure for bringing business before the Annual Meeting of Shareholders. A shareholder proposing to present a matter before the 2009 Annual Meeting of Shareholders is required to deliver a written notice to the Corporate Secretary of Schering-Plough, not earlier than the close of business at 5:00 p.m. (Eastern time) on January 16, 2009 and not later than February 15, 2009. In the event that the date of the Annual Meeting of Shareholders is more than 30 days before or more than 60 days after the anniversary date of the preceding year's Annual Meeting of Shareholders, the notice must be delivered to the Corporate Secretary of Schering-Plough not earlier than the 120th day prior to such Annual Meeting of Shareholders and not later than the later of the 90th day prior to such Annual Meeting of Shareholders or the 10th day following the day on which public announcement of the date of such meeting is first made by Schering-Plough if the announcement is made less than 99 days prior to the Annual Meeting of Shareholders. The notice must contain a brief description of the business desired to be brought, the reasons for conducting such business, the name and address of the shareholder and the number of shares of Schering-Plough's stock the shareholder beneficially owns, and any material interest of the shareholder in such business. If these procedures are not complied with, the proposed business will not be transacted at the Annual Meeting of Shareholders. Such By-Law provisions are not intended to affect any rights of shareholders to request inclusion of proposals in Schering-Plough's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Pursuant to Rule 14a-4 under the Exchange Act, if a shareholder notifies Schering-Plough after March 9, 2009 of an intent to present a proposal at Schering-Plough's 2009 Annual Meeting of Shareholders (and for any reason the proposal is voted upon at that Annual Meeting of Shareholders), Schering-Plough's proxy holders will have the right to exercise discretionary voting authority with respect to the proposal, if presented at the meeting, without including information regarding the proposal in its proxy materials.

RECEIVED
2009 FEB 25 PM 12:52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 25, 2009

By Email and UPS

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

I am responding to the January 27, 2009 letter of Grace Lee and Michael Pressman of Schering-Plough (the "Company") seeking a No Action Letter from the Securities and Exchange Commission ("SEC") regarding a resolution (the "Proposal") filed by Michael Loeb (the "Proponent") requesting an Advisory Vote on Executive Compensation.

Schering-Plough makes three arguments in its petition for a No Action Letter, asserting:

1. The Proposal failed to comply with the eligibility and procedural requirements of Rules 14a-8(b) and (f));
2. Proposal has been Substantially Implemented (Rule 14a-8(i)(10)); and
3. This is not a "shareholder proposal" under Rule 14a-8.

We believe the Schering-Plough legal staff has not made a factually accurate nor convincing case. We request that the SEC decline to provide a No Action Letter to Schering-Plough.

1. The Proposal failed to comply with eligibility and procedural requirements – The Company wishes to exclude the resolution because it believes the Proponent did not prove its eligibility to submit the Proposal under Rule 14a-8(b). The company argument is incorrect. In fact, the proponent did send a proof of ownership letter before Schering-Plough sent a letter requesting same. On December 26, 2008, the Proponent mailed proof of ownership (i.e., a letter dated 12/26/2008 from his broker at Citigroup Smith Barney, attached herewith) to Susan Ellen Wolf, Secretary of Schering-Plough, at the same address as he mailed the Proposal itself 9 days earlier (i.e., Susan Ellen Wolf, Secretary, Schering-Plough, 2000 Galloping Hill Rd., Kenilworth, NJ, 07033). Given that the Company had received and processed the initial resolution from the Proponent at this

same address, we believe that the Company also received the proof of ownership dated *12/26/2008* and that the Company's subsequent request for proof of ownership, dated January 5, 2009 was an extraneous formality.

The Company's January 5, 2009 letter requests that the Proponent provide proof of ownership, despite having already submitted such evidence, "within 14 days from the date [Proponent] received this notification." The Proponent was away from home from January 5,2009 to January 25, 2009. When the Proponent actually received the letter on or about January 25, he then re-submitted proof of ownership to the company, this time sending a second letter from the broker (dated *1/30/2009)* to the attention of Michael Pressman, Senior Securities Counsel, from whom the January 5,2009 letter was received. We suggest Mr. Pressman communicate with Ms. Wolfs office to get a copy of the December 26 letter for the file. Proof of ownership was sent on a timely basis.

The Proponent is a long-term shareholder of the Company's stock. We believe the Proponent has made timely and good faith efforts to satisfy the Company's desire for proof of ownership, and that the Resolution cannot be excluded on this basis.

2. The Company has Substantially Implemented the Proposal - Schering-Plough argues for a No Action decision on the grounds that the Advisory Vote has been substantially implemented because the Company is planning a new "shareholder survey on director and executive pay."

We commend the Company for instituting this Survey. It is a new and imaginative communication program with investors on executive pay and we hope that other companies work on similar expanded communication. Doubtless the Survey and its results will give the Board and management nuanced understanding of investor response to their compensation philosophy and practice.

But it is an illogical argument to state that a survey of investors seeking feedback and opinion "substantially implements" the request for an annual Advisory Vote by investors. This is similar to arguing that since a Company receives feedback from investors on the audit via a special email box for the Chair of the Audit Committee, thus insuring avenues of communication, that there would be no need to have an annual resolution to ratify the Auditors.

An avenue for communication is not even vaguely similar to giving shareowners the power to actually vote on ratification of the auditors. One avenue invites communication; the other actually gives the shareowner voting power.

Similarly, a Member of Congress active in town meetings and discussion with constituents would never declare that because of this communication voting in an election wasn't necessary.

In fact, Schering-Plough's new and as yet untested survey is distinctly different from an actual vote by investors, which we see in countries like the United Kingdom, Australia, Holland, etc.

With the survey, the Board is in a listening mode, gathering information for Board deliberation. A survey gives us no numerical sense of how investors would actually cast a vote regarding the executive compensation package. With a vote we will see what percentage of the shares cast votes FOR, AGAINST or ABSTAINING, giving graphic feedback. For example, in January when Bellway shareholders in the United Kingdom voted 57% against the remuneration report, it was widely seen to be sending a clear message and the company immediately reacted. The press and investors had hard data in their hands to evaluate how investors felt about the Bellway remuneration report.

In contrast, Schering-Plough would be able to "spin" the survey results in a positive way if they wished. And they are not obliged to give a numerical breakdown of the results. It is inconceivable to say that a Survey, which Schering-Plough has not even pledged will be an annual survey, is the equivalent of an annual vote by investors.

3. The Proposal is not a "shareholder proposal" under Rule 14a-8 – This convoluted argument has been tested unsuccessfully at the SEC by other companies. We are surprised that Schering-Plough's legal staff would advance such a weak argument.

   A similar request by investors highlights the point. Investors often file resolutions asking the Board to adopt a policy providing for a company sponsored annual vote for the ratification of auditors. This shareholder resolution is appropriate if the company doesn't provide for a vote in the proxy for ratification of auditors. And such a resolution asks the company to implement this policy in the future through a resolution presented by the company in each and every proxy. Our Proposal for an Advisory Vote on Executive Compensation similarly asks for the Company to provide an annual vote proposed by management. This type of resolution, asking the company to implement an annual vote, has not been disallowed by the SEC. To disallow our resolution on this ground would be opening up a slippery slope and would be a questionable precedent.

Similarly, a shareholder resolution asking for annual election of Directors, rather than a staggered board, asks the company to establish this as a policy which the Board and management would implement by having annual election of the Board.

How is asking for a Board to develop a policy providing for an annual Advisory Vote to be established as Board direction and annual procedure a violation of the proxy rules?

As past SEC decisions dealing with this argument have confirmed, it is an appropriate request.

For the reasons set forth in this letter, it is our belief that the resolution cannot be excluded from the Schering-Plough proxy and thus we request the Staff to deny the No Action request.

Sincerely,

Michael L Lapham / AML

Michael Lapham
Responsible Wealth Project Director

Cc: Michael Loeb, Proponent
Timothy Smith, Senior Vice President - Walden Asset Management
Michael Pressman and Grace K. Lee, Schering-Plough

Attachments:

1. Affidavit of Michael Loeb dated *2/23/2009*
2. Letter from Citigroup Smith Barney dated *12/26/2008*

To whom it may concern:

I, Michael Loeb, residing at *** FISMA & OMB Memorandum M-07-16 *** hereby affirm the following:

1. I am owner of 15,348 shares of Schering-Plough common stock.
2. I have owned these shares continuously since February 28, 1985.
3. These shares are held in my account at Citigroup Smith Barney.
4. On December 17, I mailed a shareholder resolution to Schering-Plough seeking an Advisory Vote on Executive Compensation.
5. On December 26, knowing that many companies routinely seek documentation of ownership of the stock, and that I would be away from home for much of the month of January, I sought and received a letter from Citigroup Smith Barney attesting my ownership of the shares. I sent the letter via First Class US Mail to Susan Wolf, who was the person to whom I had submitted the resolution 9 days earlier. I mailed the letter to Susan Ellen Wolf, Secretary, Schering-Plough Corporation, 2000 Galloping Hill Rd., Kenilworth, NJ, 07033, the same address to which I had sent the resolution.
6. On January 5, I left New York City for 20 days, returning to my residence on January 25, 2009.
7. Upon my return, I received a letter from Michael Pressman, Senior Securities Counsel at Schering-Plough dated January 5, 2009 that asked me to provide proof of continuous ownership under Rule 14a-8 "within 14 days from the date you received this notification."
8. I sought and received another letter from Citigroup Smith Barney, this one dated January 30, 2009 attesting to my stock ownership. I immediately forwarded that letter to Michael Pressman at Schering-Plough.

I hereby swear that all the above assertions are true to the best of my knowledge.

Sincerely,

Michael A Loeb (signature) 2/23/09

Michael Loeb Date

December 26, 2008

To Whom It May Concern

This letter will confirm that Mr. Michael Loeb holds since 2/28/85 15,348 shares of Schering Plough common stock. These shares are held in his account *** FISMA & OMB Memorandum M-07-16 *** at Citigroup Smith Barney, 399 Park Avenue, 12th floor, New York, N.Y. Telephone 212-893 6477.

Yours truly,

Leigh Moglia

The information contained herein was prepared by the undersigned for informational purposes only and does not represent an official statement of your account at the firm. Please refer to your monthly statements for a complete record of your transactions, holdings and balances.

RECEIVED
BRANCH 232
DEC 26 2008
399 PARK AVENUE
NEW YORK NY 10022

DEC26'08 PM 4:00:43

Schering-Plough

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07030 USA

January 27, 2009

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Schering-Plough Corporation -- Shareholder Proposal Submitted by Michael Loeb

Ladies and Gentlemen:

On behalf of Schering-Plough Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2009 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Michael Loeb. We request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2009 proxy materials in reliance on Rules 14a-8(b) and (f), (i)(10) and (a), (i)(2) and (i)(3).

In accordance with Rule 14a-8(j), copies of this letter and the exhibits are also being provided simultaneously to the Proponent.

The Company currently intends to file definitive copies of the proxy materials with the Commission on or about April 28, 2009.

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence received from the Proponent, are attached as *Exhibit 1*. In the documents submitting the Proposal, the Proponent requested that the Company also send copies of any correspondence to Mike Lapham, Responsible Wealth. A copy of the Company's notification to Mr. Loeb, with a copy to Mr. Lapham, requesting proof of ownership in the Company's securities and related correspondence is attached as *Exhibit 2*. A copy of the January 5, 2009 letter from the Company's Corporate Secretary to Mr. Loeb and Mr. Lapham regarding the Company's announcement to undertake a survey on director and executive pay, is attached as *Exhibit 3*. The letter from the Corporate Secretary notes that the survey substantially implements the same goal as the proposal, but also goes further, providing a space for shareholders to write in comments and allowing shareholders to request a dialogue about executive compensation at Schering-Plough. Further, the letter also asks for Mr. Loeb's and Mr. Lapham's input on the survey.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

> RESOLVED, that shareholders of Schering-Plough Corporation request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Disclosure and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

REASONS FOR EXCLUSION

A. Rule 14a-8(b) and (f) – The Proponent failed to comply with the eligibility and procedural requirements of Rules 14a-8(b) and (f)

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to comply with the eligibility or procedural requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.
Rule 14a-8(b)(1) states:

> In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

On December 24, 2008, the Company received a cover letter, dated December 17, 2008, and the attached Proposal from Michael Loeb titled "Executive Compensation Advisory Vote."

In the cover letter, Mr. Loeb indicated that he held 3,875 shares of Schering-Plough Corporation. The Company diligently searched its records and did not find any record indicating that Mr. Loeb is a record holder of the 3,875 shares. The Company also had its transfer agent conduct a search of the Company's record holders, and it was unable to find any record indicating Mr. Loeb is a record holder of any shares. *See Exhibit 4.*

Within 14 days of receiving the Proposal, in a letter dated January 5, 2008, sent overnight delivery, the Company notified Mr. Loeb, with a copy to Mr. Lapham, that Mr. Loeb must provide the following:

- Proof of his continuous ownership of our shares verifying that, at the time you submitted his proposal, he continuously held his shares for at least one year, and
- Substantiation that he has held a sufficient dollar amount of the Company's securities during that period.

The Company specified that "[t]his information should be provided in the form of a written statement from the record holder of your securities (usually a broker or bank)." The Company also indicated that the Proponent must respond within 14 days from receiving the notification. The notification also included a copy of Rule 14a-8 for the Proponent's reference. A copy of the notification, copy of Rule 14a-8 and Federal Express tracking records indicating delivery on January 6, 2009, are attached as *Exhibit 2.*

To date, the Company has not received any response from the Proponent, and the allotted 14 days expired on January 20, 2009.

The Company believes it may exclude the Proposal under Rule 14a-8(f) because the Proponent did not prove its eligibility to submit the Proposal under Rule 14a-8(b). The Company satisfied its notification obligations under Rule 14a-8(f) in its January 5, 2009 letter to the Proponent, and the Proponent failed to respond.

On numerous occasions, the Staff has concurred with a company's omission of a shareowner proposal based on a proponent's failure to provide evidence of its eligibility pursuant to Rules 14a-8(b) and 14a-8(f). *See e.g., General Electric Company* (December 31, 2008) (Staff concurred with the exclusion of the proposal because the proponent appeared not to have responded to the company's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-

8(b)); *Bank of America Corporation* (December 31, 2007) (Staff concurred with the exclusion of the proposal because the proponent appeared not to have responded to the company's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)); *The Procter & Gamble Company* (July 26, 2007) (Staff concurred with the exclusion of the proposal because the proponent appeared not to have responded to the company's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)).

Since the Proponent failed to provide documentary support evidencing that he satisfies the minimum ownership requirements pursuant to Rule 14a-8(b) within 14 days as provided in Rule 14a-8(f), the Proposal may be properly excluded from its proxy materials for the 2009 annual meeting.

B. Rule 14a-8(i)(10) – The Company has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits the Company to omit a shareowner proposal if the Company "has already substantially implemented the proposal." The purpose of the rule is "to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by management." *Exchange Act Release No. 34-12598* (July 7, 1976). The Staff has stated that a proposal has been "substantially implemented" when the company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco Inc.* (March 28, 1991).

The Proposal requests that the board adopt a policy that requires a management proposal giving shareholders an opportunity to ratify the NEOs' compensation set forth in the proxy's Summary Compensation Table and accompanying narrative. The vote is non-binding and would not affect any compensation paid of awarded to the NEOs. The supporting statement clarifies that the purpose of the Proposal when "combined with dialogue with investors, would provide the board and management useful information about shareholder views on the company's senior executive compensation."

The Company has substantially implemented the Proposal. On October 24, 2008, the Company announced that it would undertake a shareholder survey on director and executive pay. *See Exhibit 5.*

We believe that the survey would go beyond the request of the current Proposal which only provides shareholders with the opportunity to provide a non-binding vote for or against the compensation of the NEOs as set forth in the Summary Compensation Table. The Company's survey would better accomplish the Proposal's purpose of providing information on shareholder views on senior executive compensation by allowing shareholders to provide more granular feedback on the specific components of compensation (*e.g.*, particular performance metrics, concentration of equity pay). The survey will be mailed with the 2009 proxy materials and the results of the survey will be included in the 2010 proxy statement.

In addition, as specified in the Company's announcement (*Exhibit 5*), the Company would also provide an avenue for shareholders to provide individual input with an independent third party (Richard Koppes, currently at Stanford Law School and formerly General Counsel of the California Public Employees Retirement System (CalPERS)), on specific concerns of individual investors. This was confirmed to Mr. Loeb, the Proponent, and Mr. Lapham by letter from the Company's Corporate Secretary, dated January 5, 2009 (*Exhibit 3*), which stated, in part, that the purpose of the survey is:

> To obtain more granular feedback than a vote would provide. For example, we have heard from colleagues in the United Kingdom that a vote ratifying pay does not mean all shareholders are happy with all features of the executive compensation program and a vote failing to ratify pay does not mean all shareholders are unahppy with the same component (for example, one shareholder might disagree with the performance compensation metrics while another might believe the mix of equity and cash is not optimal).

The Company will monitor the level of interest across all shareholders to determine whether to repeat the survey in future years as a good resource. Similarly, the Proposal only seeks that the Board adopt a "policy" to provide an advisory resolution to ratify the NEOs' compensation. As the Staff is aware, if a company was to adopt this policy, the Company would not be bound to put forth a management proposal in succeeding years to ratify the NEOs' compensation if the company determined that the vote did not garner sufficient interest or if the vote did not provide sufficient detail as to the particular component of compensation that shareholder did or did not find acceptable and the company decided to provide a survey in lieu of a vote to ratify. Since the Proposal allows the board to adopt a policy, this leaves the board with the discretion to determine how to implement the Proposal, understanding the main purpose and motivation of the Proposal.

The Staff has found previously that companies have substantially implemented proposals requesting that the board implement a "policy" even though the company did not implement the exact actions requested under the proposal. For example, in *PPG Industries, Inc.* (January 19, 2004), the Staff found that PPG substantially implemented a proposal that the board issue a policy statement publicly committing to *in vitro* testing for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives because the company: (1) had a long-standing policy generally of minimizing or avoiding animal testing wherever possible; (2) revised its internal animal welfare policy to specifically identify in vitro testing as a possible alternative to be considered in connection with evaluating alternative for the types of test specified; and (3) posted the internal animal welfare policy on the Company's website. Even though the Proponent contended that the Company did not substantially implement the proposal because posting the internal policy on its website did not constitute "publicly committing to in vitro testing" and identifying in vitro testing as a possible alternative to animal testing does not constitute "committing to the elimination of animal testing," it appears that the Staff may have given the board some discretion in implementing a "policy", which is generally not as binding, so that the exact requirements of the proposal did not need to be implemented as long as the general purpose of the proposal was implemented. In fact, the Staff has acknowledged explicitly the difference between proposal requesting a softer "policy" standard which can be amended unilaterally by the board and a proposal requesting a change to the governing instrument which is binding on the board. In *AT&T Corporation* (February 18, 1998), the Staff did not allow AT&T to exclude a proposal requesting that the board "amend its current policy on confidential voting to include all votes and to be in a form that would require a majority vote of the shareholders to amend." In denying AT&T's request for exclusion under Rule 14a-8(i)(10), the Staff noted "in particular that the proposal appears to seek a by-law or charter amendment to ensure that the Company's policy cannot be modified without shareholder approval."

We believe that the Company will not only substantially implement the Proposal with its shareholder survey on director and executive pay, it will go one step beyond the request of the proposal by providing more granular feedback on the specific components of executive compensation and providing individual shareholders with the opportunity to provide specific feedback to an independent third party. In addition, unlike the Proposal which would only require publishing the vote general for or against vote results in a quarterly report, the Company has committed to mailing the survey with the 2009 proxy materials and reporting the specific results in the 2010 proxy materials. The Company will continue the survey after monitoring shareholder interest to determine if it is a good resource. Since the survey accomplishes the purpose of the Proposal, the Company believes that the Proposal may be omitted from its 2009 Proxy Materials under Rule 14a-8(i)(10).

C. Rule 14a-8(a) – The Proposal is a not a "shareholder proposal" under Rule 14a-8 since it contemplates that management, not shareholders, will present and propose future proposals to ratify the NEOs' compensation

Rule 14a-8(a) defines a shareholder proposal as the shareholder's "recommendation or requirement that the company and/or its board of directors take action, *which [the shareholder] intend[s] to present at a meeting of the company's shareholders*" (emphasis added).

In the instant case, although the Proposal would be presented by Mr. Loeb or his representative this season, the Proposal contemplates that in following years, management, not shareholders, will propose and present a proposal to ratify the NEOs' compensation in future proxy materials. To the extent the Proposal seeks management to present proposals in the Company's proxy materials, the Proposal is not a "shareholder proposal" as defined in Rule 14a-8(a) which requires that the *shareholder present* the proposal at a meeting of the company's shareholders. Accordingly, the Proposal is excludable under Rule 14a-8(a).

In reviewing whether a proposal is excludable under Rule 14a-8, the Staff has looked at all aspects of the proposal and has found that if part of a proposal is excludable under Rule 14a-8, the entire proposal is excludable. In *The Kroger Co.* (March 18, 2002), the Staff found that a proposal to amend Kroger's bylaws to provide for the creation of a shareholder committee to communicate with the Board regarding shareholder proposals that are approved but not acted upon as well as "other issues of interests to the members" was found excludable under Rule 14a-8(i)(7) as involving Kroger's ordinary business matters. In examining whether the proposal involved ordinary business matters, the Staff looked to whether the potential subject matter of the "shareholder proposals that were not acted upon" and "other issues of interest to the members" could involve ordinary business. The Staff determined that if the particular proposal were implemented, although shareholder proposals that were properly vetted through the Rule 14a-8 no-action letter process would arguably exclude all ordinary business proposals, since the proposal still allowed for discussion of "other issues of interests to the members" which could include ordinary business matters, the proposal was excludable under Rule 14a-8(i)(7). The following year, when the proponent deleted the phrase "other issues of interests to the members," the Staff did not allow Kroger to exclude the same proposal under Rule 14a-8(i)(7).

As in *Kroger*, the Staff should examine all aspects of a proposal, including the potential impact of the Proposal going forward. Although the Proposal would be presented by a shareholder in the first year, the Proposal contemplates that management would present the Proposal indefinitely for future years. The Proposal, if implemented, would both violate and contravene the proxy rules – namely, Rule 14a-8 – pursuant to Rules 14a-8(i)(2)[1] and (i)(3)[2]. As indicated above, the Proposal, if implemented, contemplates that management, not shareholders, would present indefinitely a proposal to allow shareholders to ratify the NEOs' compensation as set forth in the Summary Compensation Table. This would be beyond the scope of and in violation of Rule 14a-8(a) which specifically

[1] Rule 14a-8(i)(2) allows a company to exclude a proposal if "the proposal would, if implemented, cause the company to violate any state, *federal*, or foreign law to which it is subject" (*emphasis added*).

[2] Rule 14a-8(i)(3) allows a company to exclude a proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules."

defines a shareholder proposal as a recommendation or requirement that the board or management take action, which the *shareholder presents*. Accordingly, if implemented, the Proposal would violate federal proxy rule, Rule 14a-8(a), and is therefore excludable under Rule 14a-8(i)(2). In addition, by requesting that management submit the Proposal in the Company's proxy materials going forward, rather than requiring shareholders to submit the Proposal each year, the Proponent succeeds in avoiding both the procedural requirements (*e.g.*, ownership) and the substantive requirements (*e.g.*, resubmission thresholds under Rule 14a-8(i)(12)) of the shareholder proposal rules which contravenes the purpose of Rule 14a-8 and is therefore excludable under Rule 14a-8(i)(3). Accordingly, part of the Proposal – the future actions contemplated by the Proposal, would, if implemented, violate Rule 14a-8(a) and contravene some of the procedural and substantive requirements of Rule 14a-8 and are therefore excludable under Rules 14a-8(i)(2) and (i)(3).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8(b) and (f), (i)(10) and (a) (i)(2) and (i)(3), and we request confirmation that the Staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (908) 298-7303 and to the Proponent at OMB Memorandum Should the Staff have any questions in the meantime, please feel free to call me at (908) 298-7119 or Grace K. Lee at (818) 370-2910 or Meredith B. Cross, of WilmerHale, the Company's outside securities counsel, at (202) 663-6644.

Sincerely,

Michael Pressman

Grace K. Lee

cc: Meredith Cross, WilmerHale
Richard Koppes, Independent Overseer for Schering-Plough Say-on-Pay Survey
Mike Lapham, Responsible Wealth
Michael Loeb, Proponent
Susan Ellen Wolf, Corporate Secretary

EXHIBIT 1

received
12/24/08 SEW
(self pick-up, overnight mail)

December 17, 2008

By Email and Fax

Ms. Susan Ellen Wolf
Secretary
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

Dear Ms. Wolf:

I, Michael Loeb, holder of 3875 shares in Schering-Plough Corporation ("Company"), hereby submit the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company's board of directors adopt a policy that provides shareholders the opportunity at each annual meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table.

Such advisory resolutions, or "Say on Pay" as they have come to be called, were a major theme for institutional investors in 2007. I and many other investors believe that the advisory vote proposal provides a reasonable means for shareowners to have input on executive compensation without micromanaging the compensation committee. Further, having an advisory vote sets up the basis for a dialogue and provides a useful means for shareowners to engage with companies on the issue of executive pay.

As you are well aware, executive compensation continues to be a high profile and controversial issue. The U.S. House of Representatives, in a two-to-one vote, supported an "Advisory Vote on Pay" bill that would give shareholders a nonbinding advisory vote on executive compensation plans as detailed in company proxy statements. In addition, shareholders voted strongly in support of 2007 & 2008 resolutions requesting such an advisory vote, garnering majority votes at ten companies to date, and on average over 43% of votes.

The attached proposal is submitted for inclusion in the 2009 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. I am the beneficial owner of these shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. I have been a shareholder for more than one year and have held over $2,000 of stock. I, or another representative, will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

I am sponsoring this resolution given my belief that providing investors an opportunity to cast an advisory vote on the executive compensation package is in the long term interests of companies and their shareowners.

EXECUTIVE COMPENSATION ADVISORY VOTE

RESOLVED, that shareholders of Schering-Plough Corporation request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

In our view, senior executive compensation at Schering-Plough has not always been structured in ways that best serve stockholders' interests. Investors across the country are increasingly concerned about mushrooming executive compensation, especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged over 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote, combined with dialogue with investors, would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an advisory vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chairman and CEO said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date, ten other companies have also agreed to an advisory vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the advisory vote twice.

Influential proxy voting service RiskMetrics Group recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes, and a bill to allow annual advisory votes passed the U.S. House of Representatives by a 2-to-1 margin. We believe the statesmanlike approach for company leaders is to adopt an advisory vote voluntarily before being required to do so by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 29 Winter Street, 2nd Floor, Boston, MA, 02108; 617-423-2148 x112; mlapham@responsiblewealth.org.

I look forward to further discussion.

Sincerely,

Michael Loeb

FISMA & OMB Memorandum M-07-16

EXHIBIT 2

Schering-Plough

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07030 USA
Direct Dial: (908) 298-7119
Direct Fax: (908) 298-7303
Email: michael.pressman@spcorp.com

Global Law

Michael Pressman
Senior Securities Counsel

January 5, 2009

Michael Loeb

FISMA & OMB Memorandum M-07-16

Dear Mr. Loeb,

We received your shareholder proposal dated December 17, 2008 on December 24, 2008. In order to verify your eligibility to submit a shareholder proposal to be included in Schering-Plough Corporation's proxy materials for the 2009 Annual Meeting, you will need to provide the following information pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934:

- Proof of your continuous ownership of our shares verifying that, at the time you submitted your proposal, you continuously held your proposal for at least one year, and
- Substantiation that your holdings have been in excess of $2,000 during that period.

This information should be provided in the form of a written statement from the record holder of your securities (usually a broker or bank). Pursuant to Rule 14a-8(f), you must respond to this notice within 14 days from the date you receive this notification. If you do not respond within the specified time frame, we may exclude your proposal. We have included a copy of Rule 14a-8 for your reference.

In addition, we note that the shareholder proposal contains what appears to be two non-matching signatures for Mr. Loeb. Please revise your submission to include an appropriately executed document.

Should you have any questions, please contact me at ((908) 298-7119) or Susan Wolf ((908) 298-7354).

Very truly yours,

Michael Pressman

Michael Pressman
Senior Securities Counsel

cc: Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
29 Winter Street, 2nd floor
Boston, MA 02108

§ 240.14a-8 Shareholder proposals.

top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

EXHIBIT 3

Schering-Plough

Schering-Plough
2000 Galloping Hill Road
Kenilworth, NJ 07030 USA

Direct Dial: (908) 298-7354
Direct Fax: (908) 298-7303
Email: susan.wolf@spcorp.com

January 5, 2009

Mr. Michael Loeb

FISMA & OMB Memorandum M-07-16

Mr. Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
29 Winter Street
2nd Floor
Boston, MA 02108

Dear Mr. Loeb and Mr. Lapham,

We received Mr. Loeb's letter of December 17 and the related shareholder proposal on December 24.

The Board of Directors and the management of Schering-Plough share Mr. Loeb's belief that providing investors an opportunity to provide input to the Board on the executive compensation program is in the long-term interests of Schering-Plough and its shareowners.

That belief prompted the October 24, 2008 announcement of a say-on-pay survey (announcement attached). Reasons a survey, rather than an adviosry vote, was selected as the means of obtaining shareowner input included:

1. To obtain more granular feedback than a vote would provide. For example, we have heard from colleagues in the United Kingdom that a vote ratifying pay does not mean all shareholders are happy with all features of the executive compensation program and a vote failing to ratify pay does not mean all shareholders are unahppy with the same component (for example, one shareholder might disagree with the performance compensation metrics while another might believe the mix of equity and cash is not optimal).
2. To continue our practice of asking for granular shareholder feedback, following surveys on majority voting for directors and supermajority votes earlier this decade.
3. To take into account the views of some of our large institutional holders, who oppose a say-on-pay vote. They have explained that they prefer to handle disagreements over

compensation through an engagment with management and/or the Board and would prefer to use their resources evaluating companies where they see a problem as opposed to evaluating a larger number of companies more generally for an annual vote.

We are hopeful that perhaps our survey had not come to your attention and, as a result, you would be willing to withdraw the proposal to watch how the survey is implemented and reported. We believe our survey not only substantially implements the same goal as your proposal, but goes further.

In any event, we are interested in beginning a dialogue with you to learn what specific issues about executive compensation at Schering-Plough caused you to believe the proposal was needed and to get your input for our survey (as you will see in the attached announcement, the survey will be mailed to all shareholders with the 2009 proxy materials, evaluated under the oversight of an independent third party – Richard Koppes, currently at Stanford Law School and formerly General Counsel of CalPERS – and reported with in the 2010 Compensation Discussion and Analysis section of the 2010 proxy statement).

We are happy to travel to meet with you in a location of your convenience, or to host you here at our Global Headquarters in Kenilworth, New Jersey where you might enjoy touring our research labs.

You will receive a separate letter covering some technical issues about the proposal from our securities lawyers.

We very much appreciate Mr. Loeb's investment in Schering-Plough and look forward to learning more about your perspective regarding our executive compensation program.

Cordially,

Susan Ellen Wolf
Corporate Secretary and VP Governance

EXHIBIT 4

Pressman, Michael

From: jeanie.lee@bnymellon.com
Sent: Friday, January 02, 2009 10:18 AM
To: Wolf, Susan; john.sivertsen@bnymellon.com
Cc: Pressman, Michael
Subject: Re:

Hi Susan

We do not show having an account for this name.

From: "Wolf, Susan" [susan.wolf@spcorp.com]
Sent: 01/01/2009 02:45 PM EST
To: John Sivertsen; Jeanie Lee
Cc: "Pressman, Michael" <michael.pressman@spcorp.com>

Dear Bank of New York Colleagues,

Happy New Year.
Can you let Michael Pressman and me know at your earliest convenience whether there is a record holder named Michael Loeb with an address on ISMA & OMB Memorandum M-07-16 Also any other Michael Loeb's with other addresses.
Thanks
Susan

Susan Ellen Wolf
Corporate Secretary
Vice President-Corporate Governance and
Associate General Counsel
Schering-Plough Corporation
2000 Galloping Hill Road
Mail Stop K-1-4525
Kenilworth, New Jersey 07033
Phone: 908-298-7354
Fax: 908-298-7303
email: susan.wolf@spcorp.com

immediately and permanently delete.

Pressman, Michael

Subject: RE:

From: john.sivertsen@bnymellon.com <john.sivertsen@bnymellon.com>
To: Wolf, Susan
Cc: jeanie.lee@bnymellon.com <jeanie.lee@bnymellon.com>; jsivertsen@bankofny.com <jsivertsen@bankofny.com>; Pressman, Michael
Sent: Fri Jan 02 07:35:01 2009
Subject: Re:

Susan/Michael,

I was unable to locate an account for Michael Loeb on the registered file. The closest I came was Alfred Loeb Cust Larry Michael Loeb with 128 shares and an address in

FISMA & OMB Memorandum M-07-16

John
****

John I. Sivertsen
Vice President & Regional Manager
BNY Mellon Shareowner Services
Issuer Services
480 Washington Blvd.
Jersey City, NJ 07310
BNY Mellon Confidential Email
Phone: (201) 680-2495
Fax: (201) 680-4606
Cell: (917) 613-4711
E-mail: john.sivertsen@bnymellon.com

"Wolf, Susan" <susan.wolf@spcorp.com>

01/01/2009 02:45 PM
To
<jsivertsen@bankofny.com>, <jeanie.lee@bnymellon.com> cc
"Pressman, Michael" <michael.pressman@spcorp.com> Subject

Dear Bank of New York Colleagues,

Happy New Year.
Can you let Michael Pressman and me know at your earliest convenience whether there is a record holder named Michael Loeb with an address on ***FISMA & OMB Memorandum M-07-16*** Also any other Michael Loeb's with other addresses.
Thanks
Susan

Susan Ellen Wolf
Corporate Secretary
Vice President-Corporate Governance and Associate General Counsel Schering-Plough Corporation 2000 Galloping Hill Road Mail Stop K-1-4525 Kenilworth, New Jersey 07033
Phone: 908-298-7354

Fax: 908-298-7303
email: susan.wolf@spcorp.com

EXHIBIT 5

Schering-Plough Announces A Shareholder Survey
On Director and Executive Pay

Kenilworth, New Jersey, October 24, 2008 -- Schering-Plough today announced that it will undertake a shareholder survey on director and executive pay.

The survey will be mailed to shareholders with the proxy materials for the 2009 Annual Meeting of Shareholders. The survey results will be discussed in the Compensation Discussion and Analysis section of the proxy statement for the 2010 Annual Meeting of Shareholders.

Schering-Plough believes its compensation program allows it to attract and retain a top management team with deep experience in the pharmaceutical industry, and, because pay moves up and down with company performance, motivates the team to provide long-term high performance. This survey will provide shareholders' views of the current program, which will inform future work of the Compensation Committee and the Board.

"This survey is evidence of our commitment to seek and consider shareholder input, as we did in 2006 with the shareholder survey on majority voting for directors," said Pat Russo, Chair of the Nominating and Corporate Governance Committee of the Board.

"We believe it is important to have an attitude of continuous improvement in our governance and compensation practices, even when the actions we take are well beyond the requirements at that time," said CEO Fred Hassan. Schering-Plough has taken many other voluntary steps to enhance governance and compensation since Hassan was named CEO in 2003, including:

Governance Enhancements	**Compensation Enhancements**
• Eliminated classified board	• Moved to double-triggers for equity award vesting in a change-of-control
• Eliminated poison pill	• Added strong stock ownership guidelines for management and the board
• Committed that any new poison pill would be submitted to shareholders for a vote	• Added performance-based stock options for executives
• Eliminated supermajority voting	• Added a two-year holding period on exercise of stock options for executives
• Added a majority voting policy for election of directors to the By-Laws	• Eliminated time-based restricted stock for executives
• Added a presiding director role and published the duties	• For new executives, eliminated executive life coverage and prior service credit for pensions
• Hold non-management executive sessions at each regular board meeting; and also at many meetings of key board committees, including the compensation committee	• Eliminated cash long-term incentives, to increase the percentage of equity in the pay mix
• Began a robust shareholder interaction program	• Added performance-based stock units as a long-term incentive
• Elected a governance officer and provided both governance and investor relations contact information in the proxy statement	• Compensation Committee retained an independent compensation consultant, Ira Kay of Watson Wyatt, and the Company instituted a tough independence policy about Schering-Plough work with the firm

Rich Koppes, currently at Stanford Law School and formerly General Counsel of the California Public Employees' Retirement System (CalPERS), will provide oversight of the process used to tabulate and report the survey results. He also will serve as the conduit for shareholders wishing to respond to the survey on a confidential basis.